Exhibit (a)(6)

A week or so ago I sent many of you an e-mail defining the success US Unwired experienced in its litigation with Sprint. Mentioned were a couple of possible outcomes—a significant damages award or a settlement with Sprint. We’ve settled. Sprint made US Unwired the proverbial “offer we can’t refuse”. Later today there will be a public announcement that US Unwired has agreed to sell its company to Sprint for $6.25 a share. This values the company at over $1.3 billion! The price is above our 52 week high and places a 20 to 30 percent premium on our value relative to the other public affiliates. This is a tremendous win for our shareholders, which is a category many of you are in.

The price agreed to by Sprint confirms what we already knew—that no one does it better than US Unwired. We entered the affiliate program as the best performing affiliate, and we’ll exit the program as the highest valued affiliate. Our methods didn’t always conform, but leadership doesn’t follow a path. It requires innovation, it requires passion, and it requires an unrelenting commitment to one’s conviction. All those requirements were and are found in the employee base of this company.

My expectation, although I don’t have any certainty at this point, is that much of the responsibilities of the corporate office won’t be required at Sprint. Although I don’t expect much shake-up in the retail organization, many of the employees in the Lake Charles corporate building will lose their jobs. However, since the company went public back in 2000 we have been preparing for an eventual sale. One of the components to that preparation was the stock option plan. Many public companies award stock options to only a few senior managers. US Unwired, over the years, has granted stock options relatively deep in the organization. This transaction with Sprint will fully vest all outstanding options and at the time of the transaction, those with options or restricted shares, will receive cash based on the difference between $6.25 and the option price. Obviously if you have options above the $6.25, they will have no value, but the many others we have received over the years will. In addition, we have been able to negotiate a very favorable severance package that those affected will be hearing more about in the coming days. The well being of the employees has been central to the negotiations of the last few days as it has been to the company the last 20 years. The intent of US Unwired was to make sure the staff was treated as the friends, family, and neighbors that we are.

As huge a win as this is for US Unwired, for me and I know many of you, this is a bittersweet victory. In the next few weeks we will complete the final chapter in the story of this great company. It began with the vision of the Henning family 20 years ago, with one cell site, five employees, and no value and grew to the company we sell today worth over a billion dollars. There have been countless successes. We have 26 employees with over 10 years at US Unwired and about 130 with five or more years. This company has truly been built through the coordinated effort of all of us and today we reach the pinnacle. I am a much better person for having experienced the drive and integrity of the folks here today and the ones that have come and gone over the years. I have been extremely fortunate to be associated with each one of you. Over the next few weeks it’s my hope to share some war stories and express my appreciation to each of you individually.

Well done folks!

Robert Piper

President & CEO